UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2024

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Total number of voting rights and share capital in Novo Nordisk A/S as of 26 April 2024

Bagsværd, Denmark, 26 April 2024 – In accordance with Section 32 of the Danish Capital Markets Act, Novo Nordisk A/S is required to publish the total number of voting rights and the size of the share capital in Novo Nordisk A/S as per the end of a month where changes therein have occurred.

Referring to Company Announcement no 32/2024 dated 24 April 2024, please find below a statement regarding the total number of voting rights and share capital in Novo Nordisk A/S as per 26 April 2024.

	Number of shares (of DKK 0.10 each)	Share capital (nominal value, DKK)	Number of votes[1]
A shares	1,074,872,000	107,487,200	107,487,200,000
B shares	3,390,128,000	339,012,800	33,901,280,000
Total	4,465,000,000	446,500,000	141,388,480,000

1 Each A share of DKK 0.01 carries 10 votes, whereas each B share of DKK 0.01 carries one vote. Thus, each A share of DKK 0.10 carries 100 votes and each B share of DKK 0.10 (the present denomination of the company's shares) carries 10 votes. Treasury shares are included in the table above but voting rights of treasury shares are suspended at the general meetings of Novo Nordisk A/S.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contact for further information.

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 33 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 26, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer